SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 20, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(+ 55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+ 55 61) 415-1378
cesarb@brasiltelecom.com.br

(Free Translation)

BRASIL TELECOM S.A. AND BRASIL TELECOM
PARTICIPAÇÕES S.A. RELEASE ITS 4Q03 PREVIEW

Brasília, Brazil, January 16, 2004 – BRASIL TELECOM S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) and BRASIL TELECOM PARTICIPAÇÕES S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) release their consolidated results preview for the fourth quarter of 2003 (4Q03), non-audited.

2003 Targets Certification

As released by Anatel, the Directive Council of the Agency, at the meeting #284 held on January 14 and 15, 2004, approved Brasil Telecom’s universalization targets fulfillment. At the same occasion, the Company received authorization to:

1.

provide local and DLD fixed telephone services in Regions I (Telemar’s Region) and III (Telefonica’s Region), as well as in the sectors 20, 22 and 25 of Region II, corresponding to the operation areas of the concessionaries Sercomtel (Londrina, PR) and CTBC Telecom (partial territories of São Paulo, Minas Gerais, Goiás and Mato Grosso do Sul states);

2.	provide international long distance (ILD) fixed telephone service in Regions I, II and III of the General Concession Plan;

3.	originate DLD calls, through Amendment to the Concession Contracts, to any place within the Brazilian territory;

Given that, the Company will increase its participation in the Brazilian telecommunications industry, leading to additional revenues in 2004.

Regarding the Personal Communications Service (PCS), Anatel authorized Brasil Telecom to use the radiofrequency for its mobile operation.

Operating Performance

Brasil Telecom reached 282,000 ADSL accesses in service at the end of 2003, twice the figure of the previous year. The Company improved the utilization rate of its plant by 2.5 p.p., achieving 92.2% in 4Q03. This performance reflects the policy adopted by Brasil Telecom of keeping the partial blockage of delinquent lines in switching centers with idle capacity.

Plant	4Q02	3Q03	4Q03	Δ Quarter	Δ Year

Lines Installed (Thousand)	10,548	10,678	10,686	0.1%	1.3%
Lines in Service (Thousand)	9,465	9,809	9,851	0.4%	4.1%
Public Phones (Thousand)	293	297	294	-0.9%	0.2%
Utilization Rate	89.7%	91.9%	92.2%	0.3 p.p.	2.5 p.p.
ADSL Accesses in Service (Thousand)	141	238	282	18.2%	100.4%

The local billed traffic kept steady in comparison to 3Q03, while the domestic long distance and fixed mobile traffics were 2.0% and 3.1% higher, respectively.

Due to the ongoing improvement of the ascertainment revenue process and to the implementation of tools aiming at fraud’s detection and elimination, the Company has been carrying out, in a more promptly way, the interruption of that traffic and not considering that in revenues anymore. The local and DLD traffics, after the effect of those actions, resulted in a drop of 5.5% and 8.7%, respectively, while the fixed-mobile traffic increased by 1.3%.

Traffic	4Q02	3Q03	4Q03	Δ Quarter	Δ Year

Exceeding Local Pulses (Million)	3,256	3,099	2,927	-5.5%	-10.1%
Domestic Long Distance Minutes (Million)	1,756	1,709	1,559	-8.7%	-11.2%
Fixed-Mobile Minutes (Million)	1,021	979	991	1.3%	-2.9%

Productivity

Brasil Telecom ended 2003 with 5,259 employees, as a result of 130 admissions and 165 dismissals in 4Q03. Indeed, 22 employees from Globenet were added in 4Q03. The result of these movements was the 0.7% increase of the productivity ratio, which achieved 1,873 LIS/employee in 4Q03.

Investments

According to preliminary data, Brasil Telecom S.A.’s investments in the wireline operation in 2003 totaled R$1,328.7 million, 32.8% lower than the one registered in 2002. In 4Q03, R$350.8 million were invested, against R$335.7 million in the previous quarter. Wireless investments totaled R$108,5 million in 2003.

Indebtedness

The sharp drop of R$446 million in Brasil Telecom S.A.’s total debt, combined with the increase of the cash position throughout 2003, allowed a 13.4% reduction in the consolidated net debt compared to the one registered at the end of 2002. The accumulated average cost of debt in the year was 18.3%, or 78.5% of the Brazilian Interbank Rate (CDI) in the same period.

On December 31, 2003, Brasil Telecom S.A. had hedge for 58.4% of the debt pegged to exchange variations.

Debt BTM (R$ Million)	Dec 2002	Sep 2003	Dec 2003	Δ Quarter	Δ Year

Short Term	683.3	1,673.4	2,021.4	20.8%	195.8%
In R$	552.8	1,524.6	1,865.3	22.4%	237.4%
In US$	57.5	45.1	56.2	24.4%	-2.4%
In Currency Basket	72.9	103.7	99.9	-3.6%	36.9%
Long Term	4,398.5	3,124.7	2,614.4	-16.3%	-40.6%
In R$	3,877.8	2,761.2	2,271.0	-17.8%	-41.4%
In US$	277.1	195.8	189.4	-3.3%	-31.6%
In Currency Basket	243.6	167.7	154.0	-8.2%	-36.8%
Total Debt	5,081.8	4,798.1	4,635.8	-3.4%	-8.8%
(-) Cash	1,422.9	1,138.4	1,465.8	28.8%	3.0%
Net Debt	3,658.9	3,659.8	3,170.1	-13.4%	-13.4%
(-) Inter Company with BRP	1,525.3	1,379.6	1,497.8	8.6%	-1.8%
Net Debt Ex-Inter ComD"nv with BRP	2,133.6	2,280.2	1,672.2	-26.7%	-21.6%

Brasil Telecom Participações S.A. ended 2003 with a consolidated net debt of R$1,833.4 million, 28.9% or R$746.6 million lower than the one registered on December 31, 2002. The accumulated average cost of debt in the year was 17.2%, or 74.1% of the Brazilian Interbank Rate (CDI) in the same period.

On December 31, 2003, Brasil Telecom Participações S.A. had hedge for 71.1% of the debt pegged to exchange variations.

Debt BRP (R$ Million)	Dec 2002	Sep 2003	Dec 2003	Δ Quarter	Δ Year

Short Term	591.9	1,420.1	1,728.1	21.7%	191.9%
In R$	472.5	1,280.1	1,581.1	23.5%	234.6%
In US$	46.5	36.4	47.1	29.4%	1.4%
In Currency Basket	72.9	103.7	99.9	-3.6%	36.9%
Long Term	3,584.3	2,567.9	2,061.9	-19.7%	-42.5%
In R$	3,171.7	2,285.4	1,798.6	-21.3%	-43.3%
In US$	169.0	114.8	109.3	-4.8%	-35.3%
In Currency Basket	243.6	167.7	154.0	-8.2%	-36.8%
Total Debt	4,176.2	3,988.0	3,790.0	-5.0%	-9.2%
(-) Cash	1,596.2	1,604.2	1,956.7	22.0%	22.6%
Net Debt	2,580.0	2,383.8	1,833.4	-23.1%	-28.9%

Non-recurrent Items

According to Brasil Telecom’s legal counsel opinion, contingent liabilities were registered in 4Q03, which amounted to R$245.5 million, related to the operations of the Rio Grande do Sul branch, former Companhia Riograndense de Telecomunicações S.A. - CRT, due to events occurred prior to the acquisition of that company, such as labor, civil and tax proceedings, and court costs and success fees. Additionally, various contingent liabilities in the aggregate amount of R$17.3 million were registered.

The appeals filed in higher courts have not reversed the scenario of such legal proceedings. Besides that, recent court decisions regarding such matters indicate the need for reviewing the risk of loss to “probable”.

Indeed, Brasil Telecom is writing off assets related to the Rio Grande do Sul branch, former Companhia Riograndense de Telecomunicações S.A. - CRT, as a result of the asset evaluation, totaling R$302.7 million in transmission equipments, tools and instruments and cables, among others. In addition to that figure, the Company is writing off an additional amount of R$20.0 million. These figures don’t represent any further cash disbursement by the Company.

Brasil Telecom will keep its efforts in order to reduce its exposure either through appealing or making settlements. Additionally, the Company will be engaged to recover those losses from third parties.

It’s worth to mention that those amounts registered so far won’t affect Brasil Telecom Participações S.A.’and Brasil Telecom S.A.’s Dividend Policy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer